AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall, Cricket Square

Grand Cayman, KY1-1102, Cayman Islands

September 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: William Demarest, Wilson Lee, Stacie Gorman and David Link

Re:	AEA-Bridges Impact Corp.
Draft Registration Statement on Form S-1
Submitted August 7, 2020
CIK 0001820191

Ladies and Gentlemen:

This letter sets forth responses of AEA-Bridges Impact Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 3, 2020, with respect to the above referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the draft Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the draft Registration Statement with this letter.

Draft Registration Statement on Form S-1 submitted August 7, 2020

Principal Shareholders, page 127

1.

Staff’s comment: We note your statement in footnote 5 that the shares beneficially owned in the table “does not include any shares indirectly owned by this individual as a result of his membership interest in our sponsor.” Please revise your beneficial ownership table to include in the table the shares beneficially owned by each individual.

Response: The Company acknowledges the Staff’s comment and has provided further information in the footnotes to the beneficial ownership table. The individuals do not have beneficial ownership of shares in the sponsor as such term is used in Item 403 of Regulation S-K.

Signatures, page II-5

2.

Staff’s comment: Please revise to have the draft registration statement indicate that it will be signed by the principal accounting officer or controller, the majority of the board of directors, and by the company’s authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

Response: The Company acknowledges the Staff’s comment and has updated the draft Registration Statement to provide for such signatories.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,
/s/ John Garcia
John Garcia
Co-Chief Executive Officer

Via E-mail:
cc: Christian O. Nagler
Kirkland & Ellis LLP

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